Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

JANUARY 11, 2015

among

NPS PHARMACEUTICALS, INC.,

SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED,

KNIGHT NEWCO 2, INC.

and

SHIRE PLC

(solely for the purposes set forth in Section 12.14)

TABLE OF CONTENTS

PAGE

ARTICLE 1
Definitions

Section 1.01. Definitions	1
Section 1.02. Other Definitional and Interpretative Provisions	9

ARTICLE 2
The Offer

Section 2.01. The Offer	10
Section 2.02. Company Action	12

ARTICLE 3
The Merger

Section 3.01. The Merger	14
Section 3.02. Conversion of Shares	15
Section 3.03. Surrender and Payment	15
Section 3.04. Dissenting Shares	17
Section 3.05. Equity Awards	17
Section 3.06. Adjustments	18
Section 3.07. Withholding Rights	18
Section 3.08. Lost Certificates	19

ARTICLE 4
The Surviving Corporation

Section 4.01. Certificate of Incorporation	19
Section 4.02. Bylaws	19
Section 4.03. Directors and Officers	19

ARTICLE 5
Representations and Warranties of the Company

Section 5.01. Corporate Existence and Power	20
Section 5.02. Corporate Authorization	20
Section 5.03. Governmental Authorization	20
Section 5.04. Non-contravention	21
Section 5.05. Capitalization	21
Section 5.06. Subsidiaries	22
Section 5.07. SEC Filings and the Sarbanes-Oxley Act	23
Section 5.08. Financial Statements	25
Section 5.09. Disclosure Documents	26
Section 5.10. Absence of Certain Changes	26

i

ii

ARTICLE 8
Covenants of Parent

Section 8.01. Obligations of Merger Subsidiary	56
Section 8.02. Director and Officer Liability	57
Section 8.03. Employee Matters	58

ARTICLE 9
Covenants of Parent and the Company

Section 9.01. Reasonable Best Efforts	60
Section 9.02. Public Announcements	63
Section 9.03. Further Assurances	63
Section 9.04. Merger Without Meeting of Stockholders	64
Section 9.05. Notices of Certain Events	64

ARTICLE 10
Conditions to the Merger

Section 10.01. Conditions to the Obligations of Each Party	64

ARTICLE 11
Termination

Section 11.01. Termination	65
Section 11.02. Effect of Termination	67

ARTICLE 12
Miscellaneous

Section 12.01. Notices	67
Section 12.02. Survival of Representations and Warranties	68
Section 12.03. Amendments and Waivers	68
Section 12.04. Expenses	69
Section 12.05. Disclosure Schedule and SEC Document References	70
Section 12.06. Binding Effect; Benefit; Assignment	71
Section 12.07. Governing Law	71
Section 12.08. Jurisdiction	71
Section 12.09. WAIVER OF JURY TRIAL	72
Section 12.10. Counterparts; Effectiveness	72
Section 12.11. Entire Agreement	72
Section 12.12. Severability	72
Section 12.13. Specific Performance	73
Section 12.14. Parent Holdco Guarantee	73

Annex I Offer Conditions

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 11, 2015 among NPS Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Shire Pharmaceutical Holdings Ireland Limited, a Company incorporated in Ireland (“Parent”), Knight Newco 2, Inc., a Delaware corporation and a wholly owned direct or indirect subsidiary of Parent (“Merger Subsidiary”), and, solely for the purposes set forth in Section 12.14, Shire plc, a Company incorporated in Jersey (“Parent Holdco”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent and Merger Subsidiary have approved and declared advisable the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Merger Subsidiary to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares (collectively, the “Shares”) of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”) at a price of $46.00 per Share (the “Offer Price”), without interest, net to the seller in cash; and

WHEREAS, following consummation of the Offer, the parties intend that Merger Subsidiary will be merged with and into the Company without the approval of the Company’s stockholders in accordance with Section 251(h) of Delaware Law, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, directly or indirectly, of 30% or more of the consolidated assets of the Company and its Subsidiaries, including by acquisition or purchase of equity or voting securities of any Subsidiaries of the Company, or 30% or more of any class of equity or voting securities of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 30% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise and whether civil, criminal or administrative), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, applied, enforced or upheld by a Governmental Authority that is binding upon or applicable to such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of September 30, 2014 and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014.

“Company Balance Sheet Date” means September 30, 2014. “Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from (A) changes in general economic conditions, or changes in securities, credit or other financial markets, in the United States or Europe or conditions generally affecting the pharmaceutical or biotechnology industries, (B) changes (including changes or proposed changes) of Applicable Law or GAAP or the interpretation or enforcement thereof, (C) acts of war, sabotage or terrorism or natural disasters or public health crises involving the

United States or European countries, (D) the negotiation, announcement or pendency of this Agreement and the transactions contemplated by this Agreement, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its Affiliates or any communication by Parent or any of its Affiliates regarding plans, proposals or projections with respect to the Company, its Subsidiaries or their employees, (E) the effects of (1) any breach by Parent or Merger Subsidiary of the terms of this Agreement or (2) any action that Parent directs the Company or any of its Subsidiaries to take or to which Parent specifically consents pursuant to this Agreement, (F) any decline in the market price or trading volume of the Shares on Nasdaq, (G) any failure of the Company to meet any internal or public projections, forecasts, estimates of earnings or revenues or (H) any decision or action, or inaction, by the FDA or any equivalent foreign Health Authority, with respect to (x) the biologics license application for Natpara (parathyroid hormone (1-84)) and (y) the marketing authorization application for Natpar (parathyroid hormone (1-84)), except (1) in the case of clauses (A), (B) and (C), to the extent such changes or events materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, and (2) the exceptions set forth in clauses (F) and (G) shall not prevent or otherwise affect a determination that any fact, change, event, occurrence or effect underlying or that may have contributed to such decline or failure has resulted in or contributed to a Company Material Adverse Effect, or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement.

“Company Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit- sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability; but does not include any such arrangements administered or maintained by a Governmental Authority.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013.

“Competition Law” means Applicable Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through merger or acquisition.

“Confidentiality Agreement” means that certain letter agreement between the Company and Shire Human Genetic Therapies, Inc., a Delaware corporation, dated December 16, 2014.

“Contract” means, with respect to any Person, any legally binding contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other Third Party other than Health Laws, in each case relating to human health and safety, the environment or to radioactive, hazardous, toxic, infectious or biological wastes, materials or substances or medical waste.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“Equity Plan” means any equity compensation plan or arrangement of the Company.

“ERISA” means the Employee Retirement Income Security Act of 1974. “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or information or other filing.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any medical, infectious or biological waste, reagent, petroleum product or byproduct, asbestos, lead, polychlorinated biphenyls or any substance, waste or material regulated under any Environmental Law.

“Health Authority” means the Governmental Authorities which administer Health Laws including the FDA, the European Medicines Agency and other equivalent agencies.

“Health Law” means any Applicable Law of any Governmental Authority (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicinal and pharmaceutical products by regulating the research, development, manufacturing and distribution of these products, including Applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports, including the U.S. Food, Drug and Cosmetic Act of 1938, the Public Health Service Act, the associated rules and regulations promulgated thereunder and all of their foreign equivalents.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application (“Trademarks”), (ii) national and multinational statutory invention registrations, patents and patent applications issued or applied for in any jurisdiction, including all certificates of invention, provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application (“Patents”), (iii) trade secrets, know-how, information, data, specifications, processes, methods, knowledge, experience, formulae, skills, techniques, schematics, drawings, blue prints, utility models, designs, technology, software, inventions, discoveries, ideas and improvements, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, flow diagrams, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, research records and similar data and information, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof (“Copyrights”), (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“International Plan” means any Company Plan that covers Service Providers located primarily outside of the United States.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to any written agreement (excluding any public networks).

“Key Employee” means an employee of the Company or any of its Subsidiaries with the title of Senior Director or above.

“Key Products” means (i) teduglutide, (ii) parathyroid hormone (1-84) (which would be marketed under the trade name Natpara in the United States and Natpar in Europe) and (iii) NPSP795.

“knowledge of the Company” or “Company’s knowledge” means the knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights, other than off-the-shelf commercially available software, owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, but excluding any non-exclusive license with respect to Owned Intellectual Property Rights in the ordinary course of business consistent with past practice. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Nasdaq” means the NASDAQ Stock Market LLC.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s ability to consummate the transactions contemplated by this Agreement.

“Permitted Liens” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been recorded in accordance with GAAP, (ii) landlords’, lessors’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (iii) Liens incurred in the ordinary course of business consistent with past practice in connection with pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or use of the property subject thereto, and (v) Liens that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means any director, officer, employee or independent contractor, who is an individual, of the Company or any of its Subsidiaries.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person other than Parent or any of its Affiliates.

(b)                        Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Date	2.01(d)
Adverse Recommendation Change	7.03(a)
Agreement	Preamble
BLA	5.13(c)(iii)
Board of Directors	2.02(a)
Burdensome Condition	9.01(a)
Certificates	3.03(a)(i)
Closing	3.01(b)
Closing Date	3.01(b)
Collaboration Partner	5.13(b)
Company	Preamble
Company Board Recommendation	2.02
Company Common Stock	Recitals
Company Disclosure Documents	5.09(a)
Company Financial Advisors	2.02(b)
Company SEC Documents	5.07(a)
Company Securities	5.05(b)(iv)
Company Stock Option	3.05(a)
Company Stock Unit	3.05(b)
Company Subsidiary Securities	5.06(b)
Covered Employee	8.03(a)
D&O Insurance	8.02(a)(iii)
Designated Affiliate	12.04(b)(i)
Effective Time	3.01(c)
End Date	11.01(b)(i)
ESPP	8.03(d)
FDA	5.13(c)(i)
Guaranteed Obligations	12.14(a)
Indemnified Person	8.02(a)(i)
IND	5.13(c)(iii)
Material Contract	5.20(a)(xix)
Medicine	5.13(a)
Merger	3.01(a)
Merger Consideration	3.02(a)
Merger Subsidiary	Preamble
Minimum Condition	Annex I
NDA	5.13(c)(iii)

Term	Section
Offer	Recitals
Offer Commencement Date	2.01(a)
Offer Conditions	2.01(a)
Offer Documents	2.01(f)
Offer Price	Recitals
Parent	Preamble
Parent Holdco	Preamble
Parent Plan	8.03(b)
Paying Agent	3.03(a)
Permits	5.12(c)
Registered IP	5.16(d)(ii)
Representatives	7.03(a)
Restricted Information	7.03(c)
Schedule 14D-9	2.02(b)
Schedule TO	2.01(f)
Shares	Recitals
Superior Proposal	7.03(e)
Surviving Corporation	3.01(a)
Tax	5.17(i)
Tax Asset	5.17(i)
Tax Return	5.17(i)
Tax Sharing Agreements	5.17(i)
Taxing Authority	5.17(i)
Termination Fee	12.04(b)(i)
Uncertificated Shares	3.03(a)(ii)

Section 1.02. Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized term used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall not be construed to be limiting.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time, unless expressly specified otherwise, and to any rules or regulations promulgated thereunder.  References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2
THE OFFER

Section 2.01. The Offer.  (a) Provided that this Agreement shall not have been terminated in accordance with Section 11.01, as promptly as practicable after the date hereof, but in no event later than ten Business Days following the date of this Agreement, Merger Subsidiary shall commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer.  The Offer shall be subject to the conditions set forth in Annex I hereto (the “Offer Conditions”).  The date on which Merger Subsidiary commences the Offer is referred to herein as the “Offer Commencement Date”.

(b)                   Merger Subsidiary expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided that, without the prior written consent of the Company, Merger Subsidiary shall not:

(i)                                     waive or change the Minimum Condition (as defined in Annex I);

(ii)                                  decrease the Offer Price;

(iii)                               change the form of consideration to be paid in the Offer;

(iv)                              decrease the number of Shares sought in the Offer;

(v)                                 extend or otherwise change the expiration date of the Offer except as otherwise provided herein;

(vi)                              impose conditions to the Offer other than the Offer Conditions; or

(vii)                           amend, modify or supplement any of the Offer Conditions or other terms of the Offer in a manner adverse to the holders of Shares or make any of the Offer Conditions or other terms of the Offer more onerous.

(c)                    Unless extended as provided in this Agreement, the Offer shall expire at 12:00 midnight on the date that is 20 Business Days (calculated as set forth in Rule 14d-1(g)(3) under the 1934 Act) after the Offer Commencement Date.  Notwithstanding the foregoing, (i) if, at the scheduled or any extended expiration date of the Offer, any Offer Condition is not satisfied and has not been waived, then, (A) Merger Subsidiary may in its discretion, without the consent of the Company and (B) Merger Subsidiary shall to the extent such extension is requested in writing by the Company prior to, or within two hours following notice by Parent to the Company of, the applicable expiration of the Offer, extend the Offer for one or more periods ending no later than the End Date to permit such Offer Condition to be satisfied; provided, however, that (i) no individual extension shall be for a period of more than ten (10) Business Days, (ii) Merger Subsidiary shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of Nasdaq or Applicable Law and (iii) Merger Subsidiary shall extend the Offer for a period of at least four Business Days following the then scheduled expiration date of the Offer if, within the four Business Day period prior to such expiration date, the Board of Directors shall have provided Parent notice pursuant to Section 7.03(d)(ii) with respect to any action intended to be taken in circumstances not involving an Acquisition Proposal.  Merger Subsidiary shall not be required to, and without the Company’s prior written consent shall not, extend the Offer beyond the End Date.  Merger Subsidiary shall not, without the Company’s prior written consent, extend the Offer if all of the Offer Conditions have been satisfied.  Merger Subsidiary may not provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the 1934 Act.  Notwithstanding the foregoing, in no event shall Merger Subsidiary be required to extend the Offer at any time that Parent is permitted to terminate this Agreement.

(d)                   Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Merger Subsidiary shall, and Parent shall cause it to, accept for payment and pay for, promptly after the expiration of the Offer, all Shares validly tendered and not validly withdrawn pursuant to the Offer (the time and date on which Shares are first accepted for payment under the Offer, the “Acceptance Date”).

(e)                    The Offer may not be terminated prior to its then-scheduled expiration date, unless this Agreement is validly terminated in accordance with Section 11.01.  If the Offer is terminated or withdrawn by Merger Subsidiary, or this Agreement is terminated in accordance with Section 11.01 (in which case the Offer shall be promptly terminated by Merger Subsidiary), in each case prior to the Acceptance Date, Merger Subsidiary shall not purchase and promptly return, and shall cause any depository acting on behalf of Merger Subsidiary to return, all tendered Shares to the registered holders thereof.

(f)                     On the Offer Commencement Date, Parent and Merger Subsidiary shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the offer to purchase, a form of letter of transmittal, a form of notice of guaranteed delivery and a form summary advertisement (and any other required or appropriate ancillary documents) (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the appropriate Offer Documents to be disseminated to holders of Shares to the extent required by applicable U.S. federal securities laws.  Each of Parent and Merger Subsidiary shall cause the Schedule TO and the Offer Documents to comply in all material respects with the requirements of the 1934 Act and all other Applicable Law.  Each of Parent, Merger Subsidiary and the Company agrees promptly to correct any information provided by it or any of their respective Affiliates for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect.  Parent and Merger Subsidiary shall cause the Schedule TO as so corrected to be filed with the SEC and the appropriate Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable U.S. federal securities laws or the rules and regulations of Nasdaq.  The Company will furnish to Parent the information relating to the Company required by the 1934 Act to be set forth in the Offer Documents.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and any other Offer Document each time before any such document is filed with the SEC, and Parent and Merger Subsidiary shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  Parent and Merger Subsidiary shall promptly provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent, Merger Subsidiary or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Merger Subsidiary to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).  Parent and Merger Subsidiary shall use their reasonable best efforts to give the Company the opportunity to participate with Parent, Merger Subsidiary or their counsel in any substantive discussions or meetings with the SEC.  The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation as it may be amended or modified, and until but not after it is withdrawn, in each case as permitted by this Agreement.

Section 2.02. Company Action.  (a) The Company hereby consents to the Offer and represents that the board of directors of the Company (the “Board of Directors”), at a meeting duly called and held has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance with the requirements of Delaware Law and (iii) resolved, subject to Section 7.03(b), to recommend acceptance of the Offer by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).  The Company has been advised that all of its directors and executive officers who own Shares intend to tender their Shares pursuant to the Offer.  The Company shall, or shall cause its transfer agent to, as promptly as practicable furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories (including the Depository Trust Company), in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance in communicating with the record and beneficial owners of the Shares as Parent may reasonably request in connection with the Offer.

(b)                   On the Offer Commencement Date, as soon as practicable after the Schedule TO has been filed, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 7.03(b), shall include the Company Board Recommendation, provided, however, that for so long as the Board of Directors shall not have made an Adverse Recommendation Change, at the Company’s request, Parent and Merger Subsidiary shall, at their own expense, disseminate any Schedule 14D-9 required to be disseminated to holders of Shares.  The Company represents that the Schedule 14D-9 shall include in their entirety the separate fairness opinions of Goldman, Sachs & Co. and Leerink Partners LLC (together, the “Company Financial Advisors”) and a description of such fairness opinions and the financial analyses relating thereto.  The Schedule 14D-9 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of Delaware Law at the time the Company first files the Schedule 14D-9 with the SEC.  The Company shall cause the Schedule 14D-9 to comply in all material respects with the requirements of the 1934 Act and all other Applicable Law.  Each of the Company, Parent and Merger Subsidiary agrees promptly to correct any information provided by it or any of their respective Affiliates for use in the Schedule 14D-9 if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect.  The Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable U.S. federal securities laws or the rules and regulations of Nasdaq.  Parent will furnish to the Company the information relating to Parent or Merger Subsidiary required by the 1934 Act to be set forth in the Schedule 14D-9.  Parent, Merger Subsidiary and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Subsidiary and their counsel.  The Company shall promptly provide Parent, Merger Subsidiary and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).  The Company shall use its reasonable best efforts to give Parent the opportunity to participate with the Company or its counsel in any substantive discussions or meetings with the SEC.

ARTICLE 3
THE MERGER

Section 3.01. The Merger.  (a) As soon as practicable on or following the Acceptance Date (and in no event later than one Business Day following the Acceptance Date), Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon, the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”).  The Merger shall be governed by Section 251(h) of Delaware Law and shall be effected as soon as practicable following the consummation of the Offer.

(b)                   Subject to the provisions of Article 10, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than the Business Day after the date the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible under Applicable Law, waiver of those conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permissible under Applicable Law, waived by the party or parties entitled to the benefit of such conditions, or at such other place or time as Parent and the Company may mutually agree consistent with Section 251(h) of Delaware Law (the date on which the Closing occurs, the “Closing Date”).

(c)                    At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as such certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed to by the Company and Merger Subsidiary prior to the Effective Date and specified in such certificate of merger).

(d)                   From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 3.02. Conversion of Shares.  At the Effective Time:

(a)                   Except as otherwise provided in Section 3.02(b) or Section 3.04, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration in accordance with Section 3.03.

(b)                   Each Share held by the Company as treasury stock (other than Shares in a Company Plan) immediately prior to the Effective Time and each Share that has been irrevocably accepted for purchase by Merger Subsidiary in the Offer (which shall be treated as set forth in Section 2.01(d)), shall be canceled, and no payment shall be made pursuant to the Merger with respect thereto.

(c)                    Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 3.03. Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) and (ii) uncertificated Shares (the “Uncertificated Shares”).  Parent shall, or shall cause one of its Affiliates to, make available to the Paying Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares.  Promptly after the Effective Time (and in any event within five Business Days), Parent shall send, or shall cause the Paying Agent to send, to each holder of Shares at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.

(b)                   Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by such Certificate or for each such Uncertificated Share.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration.

(c)                    If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)                   After the Effective Time, there shall be no further registration of transfers of Shares.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 3.

(e)                    Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares 12 months after the Effective Time shall be returned to Parent or one of its Affiliates, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of such Shares, without any interest thereon.  Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f)                     Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 3.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Parent or one of its Affiliates, upon demand, provided that in such case, until 12 months after the Effective Time, Parent shall make available to the Paying Agent, as needed, the Merger Consideration to be paid in respect of such Shares to any holder thereof that withdraws or otherwise loses the right to appraisal under Section 262 of Delaware Law.

Section 3.04. Dissenting Shares.  Notwithstanding Section 3.02, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal rights in accordance with Section 262 of Delaware Law and who has otherwise complied with all applicable provisions of Section 262 of Delaware Law shall not be converted into the right to receive the Merger Consideration, but shall be entitled only to such rights as are granted by Section 262 of Delaware Law unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal under Section 262 of Delaware Law.  If, either before or after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 262 of Delaware Law, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 3.02(a).  The Company shall give Parent (a) notice within 24 hours of any demands for appraisal, attempted withdrawals of such demands and any other instruments served pursuant to Applicable Law that are received by the Company relating to stockholders’ rights of appraisal, and (b) the opportunity to direct all negotiations and proceedings with respect to such demands and the exercise of appraisal rights under Section 262 of Delaware Law, provided the foregoing shall not require the Company to agree to make any payment in respect of such demand or exercise prior to the Effective Time.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, offer to settle or settle such demands or approve any withdrawal of any such demands.

Section 3.05. Equity Awards.  (a) Subject to Section 3.06 at the Acceptance Date, each outstanding option to purchase Shares (a “Company Stock Option”) granted under the Equity Plans whether or not exercisable and whether vested or unvested, without any action on the part of the holder thereof, shall be cancelled in exchange for a single lump sum cash payment (subject to any applicable withholding tax), without interest, in an amount equal to the product of (1) the number of shares of Company Common Stock subject to such Company Stock Option (whether vested or unvested) and (2) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (it being understood that, each unexercised Company Stock Option with an exercise price equal to or greater than the Merger Consideration shall be cancelled at the Acceptance Date without consideration therefor), which amount shall be paid by the Company to the holder of the Company Stock Option promptly following the Acceptance Date.

(b)                   Subject to Section 3.06, at the Acceptance Date, each outstanding restricted stock unit (each, a “Company Stock Unit”) granted under the Equity Plans whether vested or unvested, without any action on the part of the holder thereof, shall be cancelled in exchange for a lump sum cash payment  (subject to any applicable withholding tax) in an amount equal to the product of (1) the Merger Consideration and (2) the number of shares of Company Common Stock subject to such Company Stock Unit (whether vested or unvested), which number, in the case of Company Stock Units subject to performance vesting criteria, shall be determined as if the applicable performance objectives had been achieved at the target performance level, which amount shall be paid by the Company to the holder of the Company Stock Unit promptly following the Acceptance Date.

(c)                    Any payment to which a holder of a Company Stock Option or Company Stock Unit becomes entitled pursuant to Section 3.05(a) or Section 3.05(b) shall be made through the Surviving Corporation’s payroll.  Notwithstanding the foregoing, for any Company Stock Unit that constitutes deferred compensation within the meaning of Section 409A of the Code, if making the payment as set forth in Section 3.05(b) would subject the holder of such Company Stock Unit to additional tax under Section 409A of the Code, such payment shall be made on the date that it would be made under the applicable Equity Plan absent the application of this Section 3.05.

(d)                   Prior to the Acceptance Date, the Company shall (i) use its reasonable efforts to obtain any consents from holders of Company Stock Options and Company Stock Units granted under the Company’s Equity Plans and (ii) make any amendments to the terms of such Equity Plans that, in the case of either clauses (i) or (ii), which the Company reasonably determines are reasonable and necessary to give effect to the transactions contemplated by Sections 3.05(a), 3.05(b) and 3.05(c).

(e)                    At or prior to the Acceptance Date, the Company, the Board of Directors or the Compensation Committee of the Board of Directors, as applicable, shall adopt any resolutions and take any actions which the Company reasonably determines are reasonably necessary to effectuate the provisions of this Section 3.05.  Prior to adopting any such resolutions or taking any such action, the Company shall provide Parent with a reasonable opportunity to review such resolutions or action.

Section 3.06. Adjustments.  If, during the period between the date of this Agreement and the Effective Time, the outstanding Shares (or securities convertible or exchangeable into, or exercisable for, Shares) shall be changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of Shares, as applicable, or stock dividend thereon with a record date during such period (excluding, for the avoidance of doubt, any change that results from any issuance of Shares permitted by Section 7.01(c)), the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.  Nothing in this Section 3.06 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.07. Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to Articles 2 and 3 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law.  If the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 3.08. Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in accordance the Paying Agent’s customary practices, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate and the payment of any customary fees for lost, stolen or destroyed Certificates charged by the Paying Agent, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 3.

ARTICLE 4

THE SURVIVING CORPORATION

Section 4.01. Certificate of Incorporation.  The certificate of incorporation of the Company in effect at the Effective Time shall be amended and restated in its entirety at the Effective Time to be identical to the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except that all references therein to Merger Subsidiary shall be amended pursuant to the certificate of merger and shall become references to the Surviving Corporation and the provisions of the certificate of incorporation of Merger Subsidiary relating to the incorporator of Merger Subsidiary shall be omitted, until thereafter amended in accordance with Applicable Law.

Section 4.02. Bylaws.  The bylaws of Merger Subsidiary in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation at the Effective Time, except that all references to Merger Subsidiary shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended in accordance with Applicable Law.

Section 4.03. Directors and Officers.  From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 12.05, except as disclosed in the reports and other documents filed with or furnished to the SEC by the Company on or following January 1, 2013 and prior to the date hereof or (2) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:

Section 5.01. Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 5.02. Corporate Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company.  No vote of the holders of the Company’s capital stock is necessary to adopt this Agreement or in connection with the consummation of the Offer or the Merger.  This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)).

Section 5.03. Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of the HSR Act and any other Competition Law, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws, (iv) compliance with any applicable requirements of Nasdaq and Delaware Law and (v) any actions or

Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.04. Non-contravention.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any payment to or consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract or other instrument binding on the Company or any of its Subsidiaries or any Contract, license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                   The Company has not opted out of Section 251(h) of Delaware Law in the certificate of incorporation of the Company or taken any other action to preclude the use by the Company of Section 251(h) of Delaware Law.

Section 5.05. Capitalization.  (a)  The authorized capital stock of the Company consists of 175,000,000 Shares and 5,000,000 shares of preferred stock, $0.001 par value per share.  As of January 8, 2015, there were outstanding (i) 107,098,107 Shares, (ii) no shares of preferred stock, (iii) Company Stock Options (at an aggregate of at a weighted-average exercise price of $13.06 per Share) to purchase an aggregate of 6,113,287 Shares (of which options to purchase an aggregate of 3,247,473 Shares were exercisable) and (iv) Company Stock Units with respect to 1,507,975 Shares (for purposes of clarity, with respect to each Company Stock Unit that is subject to the achievement of performance metrics, assuming achievement of target performance).  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  Section 5.05 of the Company Disclosure Schedule contains a complete and correct list as of January 4, 2015 of all outstanding Company Stock Options and Company Stock Units, including the holder (whether or not such holder is a

Non-Employee Holder) to the extent permitted by Applicable Laws, date of grant, exercise price (if applicable), vesting schedule and number of Shares subject thereto.

(b)                   There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth in this Section 5.05 and for changes since January 4, 2015 resulting from the exercise of Company Stock Options or settlement of Company Stock Units outstanding on such date, there are no issued or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c)                    None of (i) the Shares or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 5.06. Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for (i) any failure to be in good standing that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Subsidiaries of the Company

and their respective jurisdictions of organization are identified in the Company 10-K.

(b)          All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (other than those arising under applicable securities laws) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests, other than any restrictions arising under applicable securities laws).  There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person, other than securities purchased by or on behalf of the Company or its Subsidiaries for cash management purposes.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).  To the Company’s knowledge, as of the date hereof, no Company SEC Document is the subject of ongoing review, comment or investigation by the SEC.

(b)                   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each Company SEC Document (other than any Company Disclosure Document) filed subsequent to the date hereof will comply as to form in all material respects with the applicable requirements of Nasdaq, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)                    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document (other than any Company Disclosure Document) filed pursuant to the 1934 Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)                   Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e)                    The Company and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)                     Since January 1, 2012, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  The Company has made available to Parent prior to the date of this Agreement copies of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2012.

(g)                    There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.  The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)                   Since January 1, 2012, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq and all applicable rules, regulations and requirements of the Sarbanes-Oxley Act.

(i)                       Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are complete and true and complete.

(j)                      Section 5.07(j) of the Company Disclosure Schedule describes, and the Company has made available to Parent copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries since January 1, 2012.

(k)                   Since January 1, 2012, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 5.08. Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including the notes thereto) included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. Disclosure Documents.  (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b)                   Each Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)                    The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use (or incorporation by reference) in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes.  (a) Since the Company Balance Sheet Date and through the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                   From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of subsections (a), (b), (e), (h), (j), (m), (o), (p) or subsection (q) as it relates to such subsections of Section 7.01.

Section 5.11. No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in the Company Balance Sheet; (ii) liabilities or obligations (including liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iii) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

Section 5.12. Compliance with Laws and Court Orders; Permits.  (a) The Company and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, Applicable Law, except for failures to comply or with respect to violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Offer, the Merger or any of the other transactions contemplated hereby.

(b)                   In the past five years, none of the Company, any of its Subsidiaries, or any of their respective directors, officers, consultants, or to the Company’s knowledge, agents or other Persons acting for or on their behalf has taken any action that would result in a violation in any material respect by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom, or any other Applicable Law related to anti-corruption or anti-bribery (but, in each case, only to the extent such Applicable Law is applicable to the foregoing Persons).  The Company has instituted and maintained policies and procedures designed to prevent such Persons from taking such actions (but, in each case, only to the extent such Applicable Law is applicable to the Company or such Persons).

(c)                    The Company and its Subsidiaries have (whether directly or pursuant to Contracts in which third parties have effectively granted to the Company or its Subsidiaries the rights of such third parties) in effect all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Authority (including the FDA and any foreign equivalent thereof) (collectively, “Permits”) that are necessary for the Company and its Subsidiaries to own, lease or operate their properties and assets, including manufacturing, packaging, storage, distribution and compliance, and to carry on their businesses as currently conducted, except where the failure to have such Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.13. Regulatory Matters.  (a) Each medicinal or pharmaceutical product that is or has been researched, developed, manufactured, labeled, supplied, promoted, co-promoted, co-developed, co-marketed, tested, distributed, marketed, commercialized or sold by or on behalf of the Company or any of its Subsidiaries (each, a “Medicine”) is being done so in compliance with all applicable Health Laws, except for any noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any partner or other Third Party which pursuant to a Contract with the Company or any of its Subsidiaries co-develops, co-promotes, co-markets or otherwise has a license to develop, market or sell any Medicine of the Company or any of its Subsidiaries (any such Person, a “Collaboration Partner”) has received any written notice or other communication from any Health Authority (i) withdrawing approval of any Medicine of the Company or any of its Subsidiaries or placing on “clinical hold” any clinical trial sponsored by the Company or any of its Subsidiaries or (ii) alleging any violation of any Health Law with respect to the research, development, marketing, manufacturing or distribution of any  Medicine.  Since January 1, 2011 and through the date hereof, neither the Company nor any of its Subsidiaries has received any notices of inspectional observations (including those reported on Form FDA 483), establishment inspection reports, warning letters, action letters or untitled letter, except for those reports, letters or notices that would not reasonably be expected to have a Company Material Adverse Effect.

(c)                    Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     no Medicine is under consideration by the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective Collaboration Partners for any material recall, field correction, suspension, detention, discontinuance or withdrawal from the market, or has been recalled, corrected in the field, suspended, detained, discontinued, or withdrawn from the market, or subject to an enforcement action as a result of any action by the U.S. Food and Drug Administration (“FDA”)  or any other Governmental Authority, voluntarily or otherwise;

(ii)                                  none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective Collaboration Partners has received any written notice that the FDA or any other Governmental

Authority has initiated or is considering initiating any steps, procedures or action to withdraw approval or the license for, suspend, detain, discontinue the development, manufacture, distribution, marketing, offering for sale or sale of, or reimbursement for, request the recall or field correction of, or take any enforcement action with respect to, any Medicine;

(iii)                               the Company and its Subsidiaries have complied with all Applicable Laws governing the preparation of, and submission to the applicable Governmental Authorities of, any investigational new drug application (“IND”), new drug application (“NDA”), biologics license application (“BLA”), other clinical trial application or regulatory approval application, or foreign equivalent thereof relating to any Medicine;

(iv)                              each IND, NDA, BLA, other clinical trial application or regulatory approval application, or foreign equivalent thereof relating to any Medicine has been approved or permitted to become effective by the relevant Governmental Authority or, if not effective, to the knowledge of the Company, as of the date hereof, there are no facts which have led the Company or its Subsidiaries to believe, and the Company and its Subsidiaries have not received written notice from any Governmental Authority that, such IND, NDA, BLA, other clinical trial application or regulatory approval application, or foreign equivalent thereof is not in good standing or is unapprovable;

(v)                                 other than as listed on Section 5.13(c)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority (1) terminating, withdrawing, refusing to renew, or refusing to grant any material governmental licenses, permits, registrations, concessions, franchises and authorizations, including any IND, NDA, BLA, other clinical trial application or regulatory approval application, or foreign equivalent thereof, or (2) threatening, initiating, or commencing any action to enjoin production of any Medicine at any facility and, to the knowledge of the Company, there are no facts which could form the basis for such an action; and

(vi)                              each IND, NDA, BLA, other clinical trial application or regulatory approval application, and foreign equivalent thereof is in the name of the Company, its Subsidiaries or a Third Party acting on their respective behalves.

(d)                   Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no clinical trial conducted for a Medicine by the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective Collaboration Partners has been terminated or suspended prior to completion for safety reasons, and, to the knowledge of the Company, neither the FDA nor any other Governmental Authority, clinical investigator or institutional review board has initiated or threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend any such ongoing clinical trial, suspend or terminate any IND or other foreign equivalent sponsored by the Company or any of its Subsidiaries, disqualify, restrict or debar any clinical investigator involved in any such clinical trial or, to the knowledge of the Company, otherwise restrict the preclinical research on or clinical study of any Medicine.

(e)                    Prior to the date hereof, true, complete and accurate copies of the documents set forth on Section 5.13(e) of the Company Disclosure Schedule (as such documents are in effect on the date hereof) have been made available to Parent.

(f)                     None of the Company, any of its Subsidiaries, nor to knowledge of the Company, any of their respective officers, employees or agents (authorized to speak on behalf of the Company), has made an untrue statement of a material fact or fraudulent statement to any Health Authority, failed to disclose a material fact required to be disclosed to any Health Authority, or committed an act, made a statement, or failed to make a statement, including with respect to any scientific data or information, that, at the time such disclosure was made or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Health Authority to invoke any similar policy, except for any act or disclosure or failure to disclose that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)                    There are no pending or, to the knowledge of the Company, threatened filings of an action against the Company or any of its Subsidiaries relating to the Company or any Medicine under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.)

(h)                   None of the Company, any of its Subsidiaries, nor to the knowledge of the Company, any of their respective officers, employees or agents: (i) has been convicted of any crime or engaged in any conduct, nor, to the knowledge of the Company is the target or subject to any pending investigation, for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which any of the Medicines are sold; (ii) has been debarred, excluded or suspended from participation in any U.S. federal or state health care program or foreign equivalent thereof; (iii) has been convicted of any crime for which any Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935; or (iv) is, to the knowledge of the Company, the target or subject of any current investigation relating to any U.S. federal or state health care program related offense or foreign equivalent thereof.

(i)                       Neither the Company nor any of its Subsidiaries, is party to any corporate integrity agreement, deferred prosecution agreement, consent decree or settlement order with or imposed by any Governmental Authority or has had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code and, to the knowledge of the Company, no such action is currently contemplated or pending.

(j)                      None of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective agents has failed to comply with any applicable security and privacy standards regarding protected health information under the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. Section 3801 et. seq.) or foreign equivalent in any other jurisdiction in which any Medicine is sold, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.14. Litigation.  There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator (except for any stockholder litigation arising after the date hereof that relates to this Agreement or the transactions contemplated hereby), that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.15. Properties.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired or leased after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such property or assets are subject to any Lien (other than Permitted Liens).

Section 5.16. Intellectual Property. (a) Section 5.16 of the Company Disclosure Schedule sets forth a true and complete list of all material issuances, registrations and applications for issuance or registration included in the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights specifying as to each such item, as applicable, (i) the owner of such item, (ii) the jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective title, issuance, registration, or application number of such item, and (iv) other than with respect to the registration of domain names, the date of application and issuance or registration of such item.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights and Licensed Intellectual Property Rights, free and clear of any Lien and (ii) to the knowledge of the Company, the Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted and as proposed by the Company or any of its Subsidiaries to be conducted in the Company SEC Documents.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, none of the Company and its Subsidiaries has infringed, contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any Person and (ii) there is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, any right of the Company or any of its Subsidiaries in any of the Owned Intellectual Property Rights and Licensed Intellectual Property Rights, (B) alleging that any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights is invalid or unenforceable, (C) alleging that the use of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe, contribute to the infringement of, or otherwise violate any Intellectual Property Right of any Person or (D) otherwise alleging that the Company or any of its Subsidiaries has infringed, contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any Person.

(d)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Owned Intellectual Property Rights and Licensed Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, or in the case of pending Patent applications included in the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights, have been the subject of a final and non-appealable finding of unpatentability, (ii) all issued Patents, registered Trademarks and registered Copyrights included in the Owned Intellectual

Property Rights and Licensed Intellectual Property Rights (the “Registered IP”) are, to the knowledge of the Company, valid, enforceable, in full force and effect and subsisting, (iii) all registration, maintenance and renewal fees applicable to the Registered IP that are currently due have been paid and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other authorities in the applicable jurisdictions for the purposes of maintaining such items, (iv) effective written assignments constituting an unbroken, complete chain-of-title from each original owner to the Company or its Subsidiaries have been obtained with respect to all of the Owned Intellectual Property Rights, and, as to the Registered IP included in the Owned Intellectual Property Rights, have been duly recorded with the appropriate Governmental Authorities and (v) to the knowledge of the Company, there is no relevant prior art revealed, disclosed or discovered after the issuance of a Patent within the Owned Intellectual Property Rights that was not cited during the prosecution of such Patent.

(e)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right or Licensed Intellectual Property Right.

(f)                                   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property Rights of the Company or any of its Subsidiaries, the value of which to the Company or any of its Subsidiaries is contingent upon maintaining the confidentiality thereof, and (ii) no such Intellectual Property Rights have been disclosed other than Persons who are bound by written confidentiality agreements that protect the confidentiality of such Intellectual Property Rights.

(g)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current and former Service Provider involved in the development or creation of any Owned Intellectual Property Right has executed a written agreement with the Company or one of its Subsidiaries expressly assigning to the Company or any of its Subsidiaries all right, title and interest (including all Intellectual Property Rights) in any inventions and works of authorship, whether or not patentable, invented, created, developed, authored, conceived or reduced to practice in the scope of and during the term of such Service Provider’s employment or work for the Company or one if its Subsidiaries.

(h)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) to the knowledge of the

Company, no Person has gained unauthorized access to the IT Assets, and (iii) the Company and each of its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the material IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including but not limited to the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures and (C) business continuity procedures.

Section 5.17. Taxes.  (a) Except for failures which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law; (ii) all such Tax Returns are, or shall be at the time of filing, true and complete; (iii) the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books; and (iv) the U.S. federal income Tax Returns of the Company and its Subsidiaries for all tax years ended on or prior to December 31, 2010 are, for the purposes of routine audit by the IRS, closed for assessment of additional income Taxes with respect to such years because of the expiration of the statutes of limitations for assessment.

(b)                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax Asset.

(c)                    During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(d)                   Neither the Company nor any of its Subsidiaries (i) is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (iii) has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)                    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing within the last three years which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

(f)                     Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material U.S. federal or state income or franchise Taxes or agreed to any extension of time with respect to a material U.S. federal or state income or franchise Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return.

(g)                    To the Company’s knowledge, Section 5.17(g) of the Company Disclosure Schedule contains a complete and accurate description of  the U.S. federal income Tax Assets of the Company or any of its Subsidiaries for the taxable year ended December 31, 2013 and the years in which such Tax Assets (or portions thereof) were generated.

(h)                   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to transactions between the Company and its Subsidiaries, the Company has prepared or caused to have been prepared sufficient documentation to provide a level of comfort to the Company of at least a “more likely than not” standard that the transfer prices for such transactions (i) comply with applicable law and (ii) satisfy the requirements necessary to mitigate potential penalties under Section 6662 of the Code for all fiscal years ended December 31, 2012 and thereafter. The Company has made available to Parent all material written reports related to transfer pricing for such fiscal years.

(i)                       “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign) (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount, and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.  “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding customary commercial agreements entered into in the ordinary course of business and the principal purpose of which is not the sharing of Taxes, and any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).  “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

Section 5.18. Employee Benefit Plans.  (a) Section 5.18(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Plan and specifies whether such plan is an International Plan.  For each material Company Plan, the Company has furnished to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto; (ii) the current prospectus or summary plan description and all summaries of material modifications; (iii) the most recent favorable determination or opinion letter from the IRS; (iv) the annual returns/reports (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year; (v) the most recently prepared actuarial report and financial statements; (vi) all material documents and correspondence relating thereto, received from or provided to any Governmental Authority during the past three years; (vii) all current employee handbooks, manuals and policies; and (viii) if such plan is an International Plan, all material documents that are substantially comparable (taking into account differences in Applicable Law and practices) to the documents required to be provided in clauses (i) through (viii), as applicable.

(b)                   Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(c)                    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the Company’s knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being issued or reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation.  Each trust created under any such Company Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(d)                   Each Company Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(e)                    Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider under Section 409A or 4999 of the Code.

(f)                     Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will, except as provided in Section 3.05 or Section 8.03(d), (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Plan or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Company Plan.  No Company Plan, individually or collectively, would reasonably be expected to result in the payment of any amount that would not be deductible under Section 162(m) or 280G of the Code.

(g)                    Neither the Company nor any of its Subsidiaries has any current or projected material liability for, and no Company Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including COBRA).  There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, a Company

Plan which would, in each case, increase materially the expense of maintaining such Company Plan above the level of the expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

(h)                   Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.  The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(i)                       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions and payments accrued under each Company Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet.  There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Plan or International Plan before any Governmental Authority.

(j)                      Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and have been since January 1, 2011, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.  The Company and each of its Subsidiaries is, and has been since January 1, 2011, in compliance with the Worker Adjustment and Retraining Notification Act and has no material liabilities or other obligations thereunder.  Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Parent or any of its Affiliates to have any material liability or other obligation following the Closing Date under the Worker Adjustment and Retraining Notification Act.

(k)                   Section 5.18(k)(i) of the Company Disclosure Schedule sets forth, for each employee of the Company or any of its Subsidiaries in the United States, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate and most recent annual bonus received.  Section 5.18(k)(ii) of the Company Disclosure Schedule separately sets forth, as of the most recent practicable date, for each independent contractor , who is an individual, engaged by the Company or any of its Subsidiaries in the United States, such contractor’s name, duties and rate of compensation.

(l)                       The Company has provided Parent with a list and copies of each material International Plan.  Each International Plan has been maintained in material compliance with its terms and Applicable Law (including any special provisions relating to qualified plans where such International Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities.  There has been no material amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any International Plan, in each case, that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof.

Section 5.19. Environmental Matters.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law, (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability or obligation.

(b)                   There has been no written environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been delivered to Parent at least five Business Days prior to the date hereof, except for any written investigation, study, audit, test, review or analysis describing matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                    For purposes of this Section 5.19, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 5.20. Material Contracts.  (a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)                                     any Contract relating to the formation of any partnership or joint venture;

(ii)                                  any material Contract pursuant to which any Third Party has granted or provided to the Company or any of its Subsidiaries any material license, option, or other right or immunity with respect to any Intellectual Property Right (including any covenant not to be sued under, or right to enforce or prosecute any, such Intellectual Property Right), other than immaterial non-exclusive licenses granted in the ordinary course of business in connection with Contracts for the development or commercialization of the Company’s or its Subsidiaries’ products or product candidates;

(iii)                               any Contract (excluding licenses contained in service Contracts related to pre-clinical or clinical development of any Medicine to the extent the licenses contained therein are incidental to such Contract, immaterial, non-exclusive and granted in the ordinary course of business) pursuant to which the Company or any of its Subsidiaries has granted or provided to any Third Party any material license, option, or other right or immunity with respect to any Intellectual Property Right (including (A) any material covenant not to be sued under, or right to enforce or prosecute any, such Intellectual Property Right, and (B) any material right or option to receive or collect any royalties, payments or other consideration in respect of any use or other exploitation of any such Intellectual Property Right or any product embodying any such Intellectual Property Right);

(iv)                              any Contract that relates to the research, development, distribution, marketing, supply, license, collaboration, co-promotion or manufacturing of any Key Product, which, if terminated or not renewed, would reasonably be expected to have a material and adverse effect on such Key Product;

(v)                                 any contract or agreement that relates to the identification, research, development or collaboration of any Key Product, in each case, that is material to the Company and its Subsidiaries taken as a whole;

(vi)                              any stockholders, investors rights, registration rights or similar agreement or arrangement;

(vii)                           any Contract with any sole-source suppliers of material tangible products or services or that includes any material “most favored nations” terms and conditions (including, without limitation, with respect to pricing), any material exclusive dealing or minimum purchase arrangement, any material arrangement that grants any material right of first refusal, material right of first offer, material right of first negotiation or similar material right or that limits or purports to limit in any material respect the ability of the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Corporation, Parent or any of their respective Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business;

(viii)                        any Contract with a Collaboration Partner that (x) requires aggregate payments by or to the Company and its Subsidiaries of $250,000 or more in the current or any future calendar year or (y) cannot be unilaterally terminated by the Company or any of its Subsidiaries without penalty without more than 60 days’ notice (excluding incidental provisions, including indemnities, that by their terms survive the termination of the relevant agreement);

(ix)                              any Contract that requires aggregate payments by or to the Company and its Subsidiaries in excess of $500,000 in the current or any future calendar year;

(x)                                 any material Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case that cannot be unilaterally terminated by the Company or its Subsidiaries without penalty without more than 60 days’ notice (excluding incidental provisions, including indemnities, that by their terms survive the termination of the relevant agreement);

(xi)                              any material Contract under which the Company or any of its Subsidiaries leases, subleases or licenses any real property;

(xii)                           any Contract that relates to any swap, forward, futures, warrant, option or other derivative transaction;

(xiii)                        any Contract that provides for indemnification of any current or former officer, director or employee;

(xiv)                       any Contract (other than employment Contracts with current officers or directors) with any (A) present or former officer or director the Company or any of its Subsidiaries, (B) beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of the outstanding Shares or (C) Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such officer, director, or beneficial owner;

(xv)                          any acquisition, sale or similar Contract pursuant to which (A) the Company (together with its Subsidiaries) is required to pay total consideration (including assumption of debt) in the current or any future calendar year in excess of $500,000 in the aggregate or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) in the current or any future calendar year with a fair market value or purchase price of more than $500,000 in the aggregate;

(xvi)                       any Contract relating to indebtedness for borrowed money, any guarantees thereof (other than (A) Contracts solely among the Company and its wholly owned Subsidiaries and (B) financial guarantees entered into in the ordinary course of business consistent with past practice and surety or performance bonds or similar agreements entered into in the ordinary course of business consistent with past practice, in each case relating to indebtedness in existence on the date hereof) or the granting of Liens (other than Permitted Liens) over the property or assets (including any Intellectual Property Rights) of the Company or any of its Subsidiaries;

(xvii)                    any Contract relating to any loan or other extension of credit (other than trade credits and accounts recievable in the ordinary course of business consistent with past practice) made by the Company or any of its Subsidiaries;

(xviii)                 any Contract containing any provision or covenant limiting or restricting in any material respect the ability of the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Corporation or any of its Subsidiaries or that purports to so limit or restrict Parent or any of its Subsidiaries) to (A) compete with any Person in any area, (B) engage in any activity or business, (C) sell any products or services of or to any other Person or in any geographic region or (D) obtain products or services from any Person; or

(xix)                       any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any other contract, agreement or other instrument that is material to the Company and its Subsidiaries, taken as a whole (all Contracts of the type described in this Section 5.20(a) being referred to herein as “Material Contracts”).

(b)                                 The Company has prior to the date of this Agreement made available to Parent a true and complete copy of each Material Contract (including all material amendments, modifications, extensions and renewals thereto and waivers thereunder).  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is valid, binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)) and (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any other party to a Material Contract, has breached or violated any material provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that is has materially breached, materially violated or defaulted under any Material Contract.

Section 5.21. Insurance.  The Company has delivered or otherwise made available to Parent a copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries as of the date hereof.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:  (i) all such insurance policies are in full force and effect and all premiums thereon have been timely paid or, if not yet due, accrued, (ii) there is no claim pending under the Company’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, (iii) the Company and its Subsidiaries are in compliance with the terms of such policies and bonds and (iv) the Company has no knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

Section 5.22. Finders’ Fees.  Except for the Company Financial Advisors, a copy of whose engagement agreements have been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.  Prior to the date hereof, the Company has provided to Parent correct and complete copies of all agreements under which any fees and commissions are paid to the Company Financial Advisors and all indemnification and other agreements related to the engagement of the Company Financial Advisors.

Section 5.23. Opinions of the Company Financial Advisors.  The Board of Directors has received the separate oral opinions of each of the Company Financial Advisors (each to be confirmed in writing) each to the effect that, as of the date of this Agreement, and based upon and subject to the qualifications and assumptions set forth in the applicable Company Financial

Advisor’s written opinion, the $46.00 per share in cash to be paid to the holders of Shares (other than Parent Holdco and its affiliates) pursuant to this Agreement is fair from a financial point of view to such holders.  The Company shall deliver a correct and complete written copy of each Company Financial Advisor’s written opinion to Parent for informational purposes only promptly after receipt thereof by the Company.

Section 5.24. Antitakeover Statutes.  The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. The Company has taken all action necessary to exempt the Offer, the Merger, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions.  No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.25. No Other Representations or Warranties.  Except in the case of fraud, the Company acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by Parent or any of its Affiliates or Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement and (ii) none of Parent, Merger Subsidiary or any other Person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding Parent or Merger Subsidiary furnished or made available to the Company and its Representatives except as expressly set forth in this Agreement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 6.01. Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing required to consummate the transactions contemplated hereby.

Section 6.02. Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity)).

Section 6.03. Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of the HSR Act and any other Competition Law, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. state or federal securities laws, (iv) compliance with any applicable requirements of Nasdaq or any other national securities exchange on which the securities of Parent or any of its Affiliates are listed or any other applicable listing authority (including the U.K. Listing Authority) and (v) any actions or Filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.04. Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 6.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.05. Disclosure Documents.  (a) The information with respect to Parent and any of its Subsidiaries that Parent supplies to the Company specifically for use (or incorporation by reference) in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b)                   The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 6.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Merger Subsidiary by the Company or any of its Representatives specifically for use or incorporation by reference therein.

Section 6.06. Finders’ Fees.  Except for Citigroup Global Markets Inc. and Lazard Freres & Co. LLC, each of whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 6.07. Financing.  Parent has, or will have prior to the expiration of the Offer, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Offer and the Merger pursuant to the terms of this Agreement and to pay all related fees and expenses of Parent and Merger Subsidiary pursuant to this Agreement.

Section 6.08. No Interested Stockholder.  As of the time the Company Board Recommendation was adopted by the Board of Directors, none of Parent, Merger Subsidiary or any of their respective “affiliates” and “associates” were, or have been within the three years preceding such date, an “interested stockholder” of the Company, as those terms are defined in Section 203 of Delaware Law.

Section 6.09. No Other Representations or Warranties.  Except in the case of fraud, Parent and Merger Subsidiary each acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by the Company or any of its Affiliates or Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement, (ii) neither the Company nor any other Person has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries furnished or made available to Parent and its Representatives except as expressly set forth in this Agreement (which includes the Company Disclosure Schedule) and (iii) Parent and Merger Subsidiary and their Representatives and Affiliates are not acting (including, as applicable, entering into or consummating this Agreement or the transactions contemplated hereby) in reliance on any representation or warranty made by the Company or any of its Affiliates or Representatives or any other Person, whether express or implied, except as expressly set forth in Article 5 of this Agreement (including the corresponding sections of the Company Disclosure Schedule).

ARTICLE 7
COVENANTS OF THE COMPANY

The Company agrees that:

Section 7.01. Conduct of the Company.  From the date hereof until the Effective Time, except (v) as expressly contemplated or permitted by this Agreement, (w) as set forth in Section 7.01 of the Company Disclosure Schedule, (x) as required by contractual obligations in existence on the date hereof pursuant to contracts made available to Parent prior to the date hereof, (y) as required by Applicable Law or (z) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice.  Without limiting the generality of the foregoing, except (v) as expressly contemplated or permitted by this Agreement, (w) as set forth in Section 7.01 of the Company Disclosure Schedule, (x) as required by contractual obligations in existence on the date hereof pursuant to contracts made available to Parent prior to the date hereof, (y) as required by Applicable Law or (z) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a)        amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b)        (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any Company Securities or any Company Subsidiary Securities;

(c)        (i) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon the exercise of Company Stock Options or the settlement of Company Stock Units that, in each case, are outstanding on the date of this Agreement, and as required pursuant to the terms of the Equity Plans and agreements governing such awards as in effect on the date of this Agreement, (B) any Shares pursuant to the ESPP in compliance with Section 8.03 and (C) any Company Subsidiary Securities to the Company or any wholly owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)        incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $250,000 individually, except for those set forth in Section 7.01 of the Company Disclosure Schedule;

(e)        (i) merge or consolidate with any other Person, (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, or (iii) voluntarily adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(f)         sell, lease, license or otherwise transfer or dispose of any of the Company’s or its Subsidiaries’ material assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice and (ii) sales of assets, securities, properties, interests or businesses in the ordinary course of business consistent with past practice or with a sale price (including any related assumed indebtedness) that does not exceed $250,000 individually or $500,000 in the aggregate;

(g)        sell, lease, license (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice and in connection with Contracts for the development or commercialization of the Company’s or its Subsidiaries’ products or product candidates) or otherwise transfer or dispose of, abandon or permit to lapse, fail to take any action necessary to maintain, enforce or protect, any material Owned Intellectual Property Right or material Licensed Intellectual Property Right;

(h)        create or incur any Lien (other than Permitted Liens) on any material assets or property, including any Owned Intellectual Property Right or Licensed Intellectual Property Right;

(i)            make any loans, advances or capital contributions to any other Person, other than advances to its employees in respect of travel or other related business expenses and loans, advances or capital contributions to wholly owned Subsidiaries of the Company, in each case in the ordinary course of business consistent with past practice;

(j)         create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries other than any indebtedness for borrowed money among the Company and its wholly owned Subsidiaries, or among the Company’s wholly owned Subsidiaries, or guarantees of indebtedness of the Company or any of its wholly owned Subsidiaries in existence on the date hereof in each case, in the ordinary course of business consistent with past practice;

(k)        other than in the ordinary course of business consistent with past practice, (i) enter into (including by amendment of any Contract such that such Contract becomes a Material Contract), renew or terminate any Material Contract (or a Contract that would be a Material Contract if it were entered into on the date hereof), (ii) amend or modify in any material respect any Material Contract or (iii) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract, other than any Material Contract falling within paragraphs (vii), (xi), (xvi) or (xviii) of the definition thereof;

(l)         except as required by Applicable Law or the terms of a Company Plan or International Plan as in effect on the date hereof, (i) (x) grant any severance or termination pay, or enter into or amend any severance or termination agreement, other than in connection with terminations otherwise permitted hereby in an amount of no more than $500,000 in the aggregate or (y) enter into or amend any retention, employment, consulting, bonus, or change in control agreement, (ii) increase the compensation or benefits provided to any current or former Service Provider, (iii) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (iv) establish, adopt, enter into or materially amend any Company Plan or (v) (x) hire any employees (1) other than to fill vacancies, in the ordinary course of business consistent with past practice, arising due to terminations of employment or resignations of employees and (2) other than employees with the title of Associate Director or below or (y) terminate the employment of any Key Employees other than for cause;

(m)      change the Company’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, and as agreed to by its independent public accountants;

(n)        settle or compromise, or offer or propose to settle or compromise, (i) any litigation, investigation, arbitration, proceeding or other claim (except with respect to immaterial routine matters in the ordinary course of business), (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, investigation, arbitration, proceeding or other claim or dispute that relates to the transactions contemplated hereby;

(o)        make or change any material Tax election (excluding any initial classification or IRS Form 8832 for a newly-formed entity), change any annual tax accounting period, adopt or change any method of tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or take any action or fail to take any action which action or failure to act would reasonably be expected to result in NPS Pharma Holdings Limited ceasing to be a resident of Bermuda for tax purposes;

(p)        fail to use reasonable best efforts to maintain material existing insurance policies or comparable replacement policies to the extent available for a reasonable cost; or

(q)        agree, resolve, commit or propose to do any of the foregoing.

Section 7.02. Access to Information.  From the date hereof until the Effective Time, and subject to, upon reasonable prior written notice and during normal business hours, Applicable Law and the Confidentiality Agreement, the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, assets, books and records of the Company and the Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries; provided, however, that the Company may restrict the foregoing access and the disclosure of information pursuant to this Section 7.02 to the extent that (A) in the reasonable good faith judgment of the Company, any Applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (B) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a Third Party or (C) disclosure of any such information or document would reasonably be expected to result in the loss of attorney-client privilege; provided, further, that with respect to clauses (A) through (C) of this

Section 7.02, the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such Third Party to provide such access or disclosure if requested by Parent, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (A) and (C), enter into a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.  Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 7.03. No Solicitation; Other Offers.  (a) General Prohibitions.  Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party, in each case, in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries unless the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law; provided that Company shall not enforce and hereby waives any provision of any such agreement that would prohibit a Third Party from communicating confidentially an Acquisition Proposal to the Board of Directors, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b)        Exceptions.  Notwithstanding Section 7.03(a), at any time prior to the Acceptance Date:

(i)      the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 7.03(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors reasonably believes is or could reasonably be expected to lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with such Third Party with terms not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party; and

(ii)     subject to compliance with Sections 7.03(a) and 7.03(d), the Board of Directors may make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 11.01(d)(i) (A) following receipt of a Superior Proposal or (B) in response to material events or changes in circumstances arising after the date hereof that were not known to the Company as of or prior to the date hereof, in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 7.03; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors reaffirms the Company Board Recommendation in such statement or in connection with such action.  It is understood and agreed that any factually accurate public statement by the Company that merely describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a “stop, look and listen” communication (including pursuant to Rule 14d-9(f) promulgated under the 1934 Act) shall not constitute an Adverse Recommendation Change.

(c)        Required Notices.  The Board of Directors shall not take any of the actions referred to in Section 7.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.  In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal.  The Company shall provide such notice orally and in writing and shall identify the Third Party making (except to the extent the Company is prohibited from disclosing such information under the terms of a confidentiality agreement in force on the date hereof (“Restricted Information”)) and, the terms and conditions of, any such Acquisition Proposal, indication or request.  The Company shall keep Parent reasonably apprised on a prompt basis of any material developments or changes with respect to any of the terms and conditions of such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies (redacted to exclude any Restricted Information) of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters).

(d)        “Last Look”.  Further, the Board of Directors shall not make an Adverse Recommendation Change pursuant to Section 7.03(b)(ii)(A) (or terminate this Agreement pursuant to Section 11.01(d)(i)), unless (i) if such Adverse Recommendation Change is to be taken in circumstances involving or relating to an Acquisition Proposal, such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly provides written notice to Parent at least four Business Days before taking such action, of its intention to do so, containing (A) in the case of any action intended to be taken in circumstances involving an Acquisition Proposal, the material terms of such Acquisition Proposal, including the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, or (B) in the case of any action intended to be taken in circumstances not involving an Acquisition Proposal, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking such action and (iii) Parent does not make, within four Business Days after its receipt of that written notification, an offer that (A) in the case of any action intended to be taken in circumstances involving an Acquisition, is at least as favorable to the stockholders of the Company as such Acquisition Proposal, taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation (and expected timing of consummation relative to that included in the proposal by Parent to amend the terms of this Agreement) (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal shall require a new written notification from the Company under this Section 7.03(d)) or (B) in the case of any action intended to be taken in circumstances not involving an Acquisition Proposal, obviates the need for taking such action.  The Company agrees that, during any four-Business Day period referred to in this Section 7.03(d), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives (if Parent requests to so negotiate) regarding any revisions proposed by Parent to the terms of the transactions contemplated by this Agreement.

(e)        Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (substituting the term “50%” for the term “30%” in each instance where such term appears in the definition thereof) that the Board of Directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation (and expected timing of consummation relative to the transactions contemplated by this Agreement), are more favorable the Company’s stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 7.03(d)) and, if applicable, any proposed or contemplated future sale or sales of the remaining assets of the Company and its Subsidiaries.

(f)        Obligation of the Company to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal and shall request that any such Third Party (together with its Representatives) that has executed a confidentiality agreement within the 24-month period prior to the date hereof and that is in possession of confidential information heretofore furnished by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information) to return or destroy all such information as promptly as practicable.

Section 7.04. Compensation Arrangements.  Prior to the Acceptance Date, the Company (acting through its Compensation Committee) will take all steps that may be necessary or advisable to cause each Company Plan pursuant to which compensation is payable to any officer, director or employee to be approved by the Compensation Committee of the Board of Directors as an “employment compensation, severance or other employee benefit arrangement”

within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Section 7.05. Stock Exchange Delisting; 1934 Act Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Law and rules and policies of Nasdaq and consistent with the terms of this Agreement to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the 1934 Act as promptly as practicable after the Effective Time.

Section 7.06. Takeover Statutes.  The Company shall, to the extent permitted by Applicable Law, use its reasonable best efforts (a) to take all actions necessary so that no “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation becomes applicable to the transactions contemplated by this Agreement and (b) if any such antitakeover or similar statute or regulation becomes applicable to the transactions contemplated by this Agreement, to take all actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 7.07. Stockholder Litigation.  From and after the date hereof, the Company shall promptly advise Parent orally and in writing of any actions, suits, claims or proceedings (including derivative claims) commenced or, to the knowledge of the Company, threatened in writing to the Company against the Company and/or its directors or executive officers relating to this Agreement, the Offer, the Merger and/or the other transactions contemplated hereby and shall keep Parent fully informed regarding any such action, suit, claim or proceeding.  The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such action, suit, claim or proceeding and shall give due consideration to Parent’s views with respect thereto.  The Company shall not agree to any settlement of any such action, suit, claim or proceeding (including derivative claims) without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.08. Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares in connection with the Offer, the Merger or Section 3.05 (including derivative securities of such Shares) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 7.09. Part III Disclosure.  If the Company omits information required to be disclosed pursuant to Part III of Form 10-K from its annual report on Form 10-K for the year ended December 31, 2014 because the Company intends to include such information in its proxy statement for its 2015 annual meeting and the Closing occurs before the filing of such proxy statement, the Company shall use its reasonable best efforts to ensure that the Company will be able to as promptly (and in any event within ten days) after the Closing file an amendment to its annual report on Form 10-K for the year ended December 31, 2014 that includes such Part III information.

Section 7.10. Company’s Auditors.  From the date hereof until the Effective Time, the Company shall use its commercially reasonable efforts to cause the Company’s auditors to complete their audit for the year ending December 31, 2014 in a timely manner consistent with past practice and, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any period beginning thereafter.

Section 7.11. Consultation as to Certain Tax Matters.  Except as set forth in Section 7.01 of the Company Disclosure Schedule, prior to (a) consummating any material transaction that (i) is described in clause (b), (c), (i), or (j) of Section 7.01 and (ii) is not subject to Parent’s consent right provided in Section 7.01 on the basis that such transaction involves solely the Company and one or more its Subsidiaries or solely its Subsidiaries, or (b) altering any material intercompany arrangements or agreements or the ownership structure among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, the Company shall consult with Parent reasonably prior to consummating any such transaction and shall not proceed with any such action or transaction described in clause (a) or (b) hereof without Parent’s consent (not to be unreasonably conditioned, withheld or delayed) if such action or transaction would, in the reasonable judgment of the Company, and without taking into account any action or transaction entered into by Parent or any of its Subsidiaries (including, after the Effective Time, the Company or any of its Subsidiaries), reasonably be expected to materially change the Tax position of the Company and its Subsidiaries.

ARTICLE 8
COVENANTS OF PARENT

Parent agrees that:

Section 8.01. Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement.

Section 8.02. Director and Officer Liability.  (a) Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(i)         For six years after the Effective Time, indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(ii)        For six years after the Effective Time, maintain in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(iii)       Either (A) continue to maintain in effect for six years after the Effective Time the Company’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date hereof or (B) purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 8.02(a)(iii) of the Company Disclosure Schedule; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.  At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date hereof, in which event Parent shall cease to have any obligations under the first sentence of this Section 8.02(a)(iii); provided that the aggregate premium for such policies shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year.  In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder.

(iv)       If Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (B) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, make proper provision so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 8.02.

(b)        The rights of each Indemnified Person under this Section 8.02 shall be in addition to any rights such Indemnified Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, Delaware Law or any other Applicable Law or any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.03. Employee Matters.  (a) During the period beginning at the Effective Time and ending on December 31, 2015, Parent shall, or shall cause its Subsidiaries to, provide to each employee who is actively employed by the Company or its Subsidiaries at the Effective Time (each, a “Covered Employee”), (i) base salary or base wages and cash target bonus opportunity no less than the base salary or base wages and cash target bonus opportunity provided to such Covered Employee immediately prior to the Acceptance Date and (ii) benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) that are substantially comparable in the aggregate to the benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) as in effect immediately prior to the Acceptance Date.

(b)        In the event any Covered Employee first becomes eligible to participate under any employee benefit plan, program, policy or arrangement of Parent or any of its Subsidiaries (each, a “Parent Plan”) following the Effective Time, Parent shall, or shall cause its Subsidiaries to use reasonable efforts to: (i) waive any preexisting condition exclusions and waiting periods with respect to participation and coverage requirements applicable to such Covered Employee under any Parent Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the Company Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan and (ii) provide such Covered Employee with credit for any copayments and deductibles paid under a Company Plan prior to such Covered Employee’s coverage under any Parent Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the Company Plan such Covered Employee participated in immediately prior to coverage under such Parent Plan in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan.  Parent shall, or shall cause the Surviving Corporation or Parent’s or the Surviving Corporation’s Subsidiaries, as applicable, to, give Covered Employees full credit for such Covered Employees’ service with the Company and its Subsidiaries for purposes of eligibility, vesting (other than for purposes of future equity grants), and determination of the level of paid time off, vacation and sick leave benefits, under any benefit plans of Parent, the Surviving Corporation or any of their respective Subsidiaries in which the Covered Employee participates to the same extent recognized by the Company immediately prior to the Acceptance Date; provided, however, that such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits with respect to the same period of service or (ii) such service was not recognized under the corresponding Company Plan.

(c)        Effective as of immediately prior to the Acceptance Date, unless otherwise directed in writing by Parent at least five Business Days prior to any scheduled expiration date of the Offer, the Company shall terminate the Company’s 401(k) Plan, pursuant to resolutions of the Board of Directors.  Prior to adopting any such resolutions, the Company shall provide Parent with a reasonable opportunity to review such resolutions.

(d)        Prior to the Acceptance Date, the Board of Directors or the appropriate committee thereof shall take all actions necessary, including adopting any resolutions or amendments and providing any notices to participants, with respect to the NPS Pharmaceuticals, Inc. 2010 Employee Stock Purchase Plan (the “ESPP”) to: (i) cause the Offering Period (as defined in the ESPP) ongoing as of the date of this Agreement to cease and be the final Offering Period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Offering Period and (y) the date that is seven Business Days prior to the initial scheduled expiration date of the Offer (with any participant payroll deductions not applied to the purchase of shares of common stock of the Company returned to the participant), (ii) prohibit any individual who is not participating in the ESPP as of the date of this Agreement from commencing participation in the ESPP following the date of this Agreement, (iii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect as of the date of this Agreement and (iv) terminate the ESPP effective immediately prior to the Effective Time.  Prior to providing notices to participants, the Company shall provide Parent with a reasonable opportunity to review such notices.

(e)        From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor and perform the obligations of the Company or any Subsidiary under each Company Plan, including, without limitation, International Plans and the Company’s Change in Control Severance Pay Plan, as amended and as provided to Parent as of the date of this Agreement, and each employment or other similar agreement to which the Company or a Subsidiary of the Company is a party.

(f)        Nothing in this Section 8.03, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto and their respective successors and assigns, including any current or former Service Provider, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, or (ii) shall establish or constitute an amendment, termination or modification of, or an undertaking to establish, amend, terminate or modify, any benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries) to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Surviving Corporation or its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time.

ARTICLE 9
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 9.01. Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (1) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary Filings and (2) obtaining and maintaining all licenses, authorizations, permits, consents, approvals, clearances, variances, exemptions and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (which shall include using its reasonable best efforts to contest any (i) action, suit, investigation or proceeding brought by any Governmental Authority in a federal, state or administrative court challenging, seeking to enjoin, restrain, prevent, prohibit or make illegal the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Subsidiary or the consummation of the Merger or the other transactions contemplated hereby, or seeking damages or to impose any terms or conditions in connection with the Offer, the Merger or the other transactions contemplated hereby or (ii) order, writ, decree, judgment, award, injunction or ruling that has been entered by a federal, state or administrative court that enjoins, restrains, prevents, prohibits or makes illegal the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Subsidiary or the consummation of the Merger or the other transactions contemplated hereby or imposes any damages, terms or conditions in connection with the Offer, the Merger or the other transactions contemplated hereby); provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking, causing to be taken or refraining from taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties, or (B) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby, except, in the case of the preceding clause (A) or (B), to the extent such action or actions would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries and Parent and its Subsidiaries, taken as a whole; provided that, for such purposes, (1) impacts on the synergies expected to be realized from the Offer and the Merger will be taken into account and (2) impacts on Parent, the Company or any of their respective Subsidiaries will be aggregated.  The Company (x) shall not take or agree to take any action identified in clause (A) or (B) of the preceding sentence (any such action, a “Burdensome Condition”) without the prior written consent of Parent and (y) if so requested by Parent, shall use reasonable best efforts to take any Burdensome Condition provided that such Burdensome Condition is conditioned on the consummation of the Offer and does not reduce the Offer Price or the Merger Consideration.  Parent and Merger Subsidiary shall not take any action or agree to take any action (including by acquiring or agreeing to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Third Party) which is reasonably likely to prevent the obtaining of, any authorization, consent, order, declaration or approval of any Governmental Authority, or expiration or termination of the applicable waiting period under, any Competition Law by the End Date or delay such obtaining, expiration or termination to a date after the End Date.

(b)        In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within ten Business Days after the date hereof, (ii) make appropriate Filings pursuant to any other Competition Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or such other Competition Law as soon as practicable.

(c)        To the extent permitted by Applicable Law, each of Parent and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any Filing and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any Filing or communication received from, or intended to be given to, any Governmental Authority and of any material communication received or intended to be given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and prior to submitting any Filing, substantive written communication, correspondence or other information or response by such party to any Governmental Authority (or members of the staff of any Governmental Authority) or in connection with any proceeding by private party, the submitting party shall permit the other party and its counsel the opportunity to review as reasonably in advance as practicable under the circumstances, and consider in good faith the comments of the other party in connection with any such Filing, communication or inquiry and further each of the Company and Parent shall furnish each other with a copy of any Filing, communication or, if in written form, inquiry, it or any of its Affiliates makes to or receives from any Governmental Authority or in connection with any proceeding by private party, in each case regarding any of the transactions contemplated hereby, and (iii) consult with each other in advance of any meeting or conference with any such Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.  Notwithstanding anything in this Agreement to the contrary, to the extent permitted by Applicable Law, Parent shall, on behalf of the parties, control and lead all Filings, communications, defense, litigation, negotiations and strategy relating to the HSR Act or any other Competition Law regarding any of the transactions contemplated hereby; provided that Parent shall consult with and consider in good faith the comments of the Company in connection with any such Filing, communication, defense, litigation, negotiation or strategy and, to the extent reasonably practicable and to the extent permitted by Applicable Law, shall give the Company the opportunity to attend and participate in any meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party, with any other Person relating to the HSR Act or any other Competition Law regarding any of the transactions contemplated hereby.

(d)        Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 9.01 as “Outside Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary in this Section 9.01, materials provided to the other party or its outside counsel may be redacted (i) to remove references concerning valuation, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(e)        The Company and Parent shall cooperate with one another in determining whether any action by or in respect of, or Filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement.

Section 9.02. Public Announcements.  The initial press release announcing the execution of this Agreement and the transactions contemplated hereby shall be a joint press release to be issued promptly following the execution and delivery hereof, the form of which has been agreed upon by the Company and Parent.  Following such initial press release, (a) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (which or not for attribution), making any other public statement, or scheduling any press conference or conference call with investors or analysts primarily with respect to this Agreement or the transactions contemplated hereby and (b) the Company shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the restrictions set forth in this Section 9.02 shall not apply to any release or public statement (i) as may be required by Applicable Law, any listing authority (including the U.K. Listing Authority) or any listing agreement with any applicable U.S. or U.K. securities or share exchange or market (in which case the parties shall use commercially reasonable efforts to consult with each other prior to making any such disclosure), (ii) made or proposed to be made by the Company in compliance with Section 7.03 with respect to the matters contemplated by Section 7.03 (or by Parent in response thereto) or (iii) in connection with any dispute between the parties regarding this Agreement, the Offer, the Merger or the other transactions contemplated hereby.

Section 9.03. Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 9.04. Merger Without Meeting of Stockholders.  The parties shall take all necessary and appropriate action to cause the Merger to be effective without a meeting of stockholders of the Company in accordance with Section 251(h) of Delaware Law as soon as practicable on or following the Acceptance Date.  Prior to the initial expiration date for the Offer, Parent shall transfer or cause to be transferred to Merger Subsidiary all Shares owned of record or beneficially by Parent or any of its other Subsidiaries and the parties agree to take all action required to cause such shares to be held of record by Merger Subsidiary prior to the Acceptance Date.

Section 9.05. Notices of Certain Events.  Subject to Applicable Law, each of the Company and Parent shall promptly notify the other of:

(a)        any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)        any notice or other communication received by the Company or any of its Affiliates or Parent or any of its Affiliates from any Governmental Authority with respect to any licenses, authorizations, permits, consents, approvals, clearances, variances, exemptions and other confirmations required to be obtained from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)        any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, (i) that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or (ii) that relate to this Agreement or the consummation of the transactions contemplated hereby; and

(d)        any event, occurrence, revelation or development of a state of circumstances or facts since the date hereof which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively;

provided that the delivery of any notice pursuant to this Section 9.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

ARTICLE 10
CONDITIONS TO THE MERGER

Section 10.01.      Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or (to the extent permissible under Applicable Law) waiver of the following conditions:

(a)        no Applicable Law in a jurisdiction in which the Company or any of its Subsidiaries or Parent Holdco or any of its Subsidiaries have meaningful operations shall prohibit or make illegal the consummation of the Merger; and

(b)        Merger Subsidiary shall have irrevocably accepted for purchase Shares pursuant to the Offer.

ARTICLE 11
TERMINATION

Section 11.01.      Termination.  This Agreement may be terminated and (i) the Offer may be abandoned at any time prior to the Acceptance Date and (ii) the Merger may be abandoned at any time prior to the Effective Time:

(a)        by mutual written agreement of the Company and Parent;

(b)        by either the Company or Parent, if:

(i)          the Acceptance Date has not occurred on or before the six (6) month anniversary of the date hereof (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party (considering Parent and Merger Subsidiary as one party) whose breach of any provision of this Agreement is the primary cause of the failure of the Acceptance Date to occur by such time; or

(ii)         there shall be any Applicable Law in a jurisdiction in which the Company or any of its Subsidiaries or Parent Holdco or any of its Subsidiaries have meaningful operations that (A) prohibits or makes illegal consummation of the Offer or the Merger or (B) enjoins Merger Subsidiary from consummating the Offer or the Company, Parent or Merger Subsidiary from consummating the Merger , and in either case (A) or (B), such Applicable Law shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(ii) shall not be available to any party (considering Parent and Merger Subsidiary as one party) if the issuance of Applicable Law was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(iii)        the Offer shall have expired or been terminated without Merger Subsidiary having purchased any Shares pursuant thereto; provided that that the right to terminate this Agreement pursuant to this Section 11.01(b)(iii) shall not be available to any party (considering Parent and Merger Subsidiary as one party) whose breach of any provision of this Agreement was the primarily cause of the Offer having expired or been terminated without Merger Subsidiary having purchased any Shares pursuant thereto.

(c)        by Parent, if, prior to the Acceptance Date:

(i)         an Adverse Recommendation Change shall have occurred or at any time after receipt or public announcement of an Acquisition Proposal, the Board of Directors shall have failed to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request from Parent to do so;

(ii)        a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in clauses (c)(iii) or (c)(iv) of Annex I to exist and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by the Company within 30 days of receipt by the Company of written notice of such breach or failure; provided that, the right to terminate this Agreement pursuant to this Section 11.01(c)(ii) shall not be available to Parent if Parent or Merger Subsidiary shall then be in material breach of its or their obligations under this Agreement.

(d)        by the Company, if, prior to the Acceptance Date:

(i)         the Board of Directors shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 7.03(d), and such termination is effected in order to enter into a definitive, written agreement immediately following such termination in respect of a Superior Proposal; provided that such termination may not occur unless the Company shall have paid or have had paid on its behalf the Termination Fee immediately before and as a condition to such termination; or

(ii)        a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred and such breach or failure (A) is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Merger Subsidiary within 30 days of receipt by Parent of written notice of such breach or failure and (B) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided that, the right to terminate this Agreement pursuant to this Section 11.01(d)(ii) shall not be available to the Company if the Company shall then be in material breach of its obligations under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give written notice of such termination to the other party.

Section 11.02.                   Effect of Termination.  If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder or Representative of such party) to the other party hereto; provided that, if such termination shall result from (i) the fraud of either party or (ii) the intentional and willful failure of either party (A) to fulfill a condition to the performance of the obligations of the other party or (B) to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure.  The provisions of this Section 11.02 and Sections 12.01, 12.04, 12.07, 12.08, 12.09 and Section 12.14  shall survive any termination hereof pursuant to Section 11.01.

ARTICLE 12

MISCELLANEOUS

Section 12.01.                   Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent Holdco, Parent or Merger Subsidiary to:

Shire Pharmaceutical Holdings Ireland Limited
Citywest Business Campus
Dublin
Ireland
Attention: Anne-Marie Dempsey, Legal Counsel
Facsimile No.: 353 1 4297701

with a copy (which shall not constitute notice) to:

Shire
300 Shire Way
Lexington, Massachusetts 02421

Facsimile No.: (617) 613-4004
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: George R. Bason, Jr.

William J. Chudd
Facsimile No.: (212) 701-5800

if to the Company, to:

NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, NJ 07921

Attention: Office of the General Counsel
Facsimile No.: (973) 984-1425

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Attention: Eileen T. Nugent.

Graham Robinson

Facsimile No.: (917) 777-3176

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 12.02.                   Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 12.03.                   Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Acceptance Date no amendment shall be made that decreases the Offer Price or the Merger Consideration or otherwise adversely affect the rights of the Company’s stockholders (other than Parent or its Affiliates) hereunder without the approval of such stockholders.

(b)                   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.04.                   Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)                   Termination Fee.  (i) If this Agreement is terminated by Parent pursuant to Section 11.01(c)(i) or by the Company pursuant to Section 11.01(d)(i), then the Company shall pay to Parent, to be received and held by Parent in trust for one or more Affiliates of Parent designated by Parent in writing prior to the receipt of such payment (each such Affiliate, a “Designated Affiliate”), or to one or more such Designated Affiliates directly, in immediately available funds $155,939,696  (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii)                        If (A) this Agreement is terminated by Parent or the Company pursuant to Section 11.01(b)(i) or by Parent pursuant to Section 11.01(c)(ii) or Section 11.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Board of Directors or the Company’s stockholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or any Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “30%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent to be received and held by Parent in trust for one or more Designated Affiliates, or to one or more such Designated Affiliates directly, in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iii)                     In no event shall the Company or any Person on the Company’s behalf be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable at different times or upon the occurrence of different events.  Other than in the case of the fraud by the Company or the intentional and willful failure of the Company to fulfill a condition to the performance of the obligations of Parent or Merger Subsidiary, in circumstances where the Termination Fee is payable in accordance with this Section 12.04(b), Parent’s receipt of the Termination Fee from or on behalf of the Company shall be deemed to be liquidated damages and not a penalty and shall be Parent’s and Merger Subsidiary’s sole and exclusive remedy under this Agreement, and the

Company, and any Person who pays the Termination Fee on the Company’s behalf, shall have no further liability to Parent or Merger Subsidiary with respect to this Agreement and the transactions contemplated hereby or the termination hereof.

(c)                    Other Costs and Expenses.  The Company acknowledges that the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 12.04, it shall also pay any costs and expenses incurred by Parent and its Affiliates in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date; provided that, in the case the Company contests in good faith any amount due to Parent pursuant to this Section 12.04, (i) the costs and expenses incurred by Parent and its Affiliates in connection such legal action shall not be borne by the Company and (ii) interest on the amount of any unpaid fee shall not accrue until the final disposition of such legal action.

Section 12.05.                   Disclosure Schedule and SEC Document References.  (a) The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person engaged in the business of the Parent and its Subsidiaries who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b)                   The parties hereto agree that any information contained in any Company SEC Document listed in the first sentence of Article 5 shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a reasonable person engaged in the business of the Parent and its Subsidiaries who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document under the headings “Safe Harbor Statement” or “Risk Factors,”

containing a description or explanation of “Forward-Looking Statements” or any similar section, or that is predictive, cautionary or forward-looking in nature, be deemed to be an exception to (or, as applicable, a disclosure for purposes of) any representations and warranties of the Company contained in this Agreement.

Section 12.06.                   Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except (i) as provided in Section 8.02 (which is intended for the benefit of the Indemnified Persons, all of whom shall be third party beneficiaries thereof) (ii) for (A) the rights of the Company’s stockholders to receive the Offer Price in accordance with the Offer and, following the Acceptance Date, the Merger Consideration and the holders of the Company Stock Options and Company Stock Units to receive the consideration described in Section 3.05, and (B) the right of the Company, on behalf of its stockholders and the holders of the Company Stock Options and Company Stock Units to pursue specific performance as set forth in Section 12.13 or, if specific performance is not sought or is not granted as a remedy, damages, to the extent proven (which damages the parties agree may be based upon the consideration that would have otherwise been payable to holders, lost premium and any decrease in value of Shares, Company Stock Options and Company Stock Units, as applicable) in the event of Parent’s or Merger Subsidiary’s intentional and willful failure to perform a covenant or agreement hereof, which rights of the Company’s stockholders and the Company are hereby acknowledged and agreed by Parent and Merger Subsidiary, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

(b)                   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 12.07.                   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.08.                   Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.09.                   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.10.                   Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.11.                   Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12.                   Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13.                   Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, except where this Agreement is terminated in accordance with Section 11.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 12.08, without proof of actual damages (and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

Section 12.14.                   Parent Holdco Guarantee.  (a) Parent Holdco irrevocably and unconditionally guarantees to the Company the due and punctual performance of the obligations of Parent and Merger Subsidiary hereunder (the “Guaranteed Obligations”) subject to the terms hereof.  If, for any reason whatsoever, Parent or Merger Subsidiary shall fail or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Parent Holdco will forthwith pay or perform, or cause to be paid or performed, the Guaranteed Obligations.  Parent Holdco hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent or Merger Subsidiary, any right to require the prior disposition of the assets of Parent or Merger Subsidiary to meet their respective obligations, notice, protest and all demands whatsoever.  This is a guarantee of payment and performance and not collectability.

(b)                   Parent Holdco is a legal entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization.  Parent Holdco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement.  This Agreement has been duly executed and delivered by Parent Holdco and is a valid and binding agreement of Parent Holdco, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Parent Holdco owns, directly or indirectly, one hundred percent (100%) of the issued and outstanding capital stock of Parent.

(c)                    Parent Holdco shall not transfer or assign, in whole or in part, any of its obligations under this Section 12.14.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

NPS Pharmaceuticals, Inc.

By:	/s/ Luke M. Beshar
	Name:	Luke M. Beshar
	Title:	Executive Vice President and Chief Financial Officer

Shire Pharmaceutical Holdings Ireland Limited

By:	/s/ Michael Garry
	Name:	Michael Garry
	Title:	Director

Knight Newco 2, Inc.

By:	/s/ Ellen Rosenberg
	Name:	Ellen Rosenberg
	Title:	Secretary

Shire plc (solely for the purposes of Section 12.14)

By:	/s/ Mark Enyedy
	Name:	Mark Enyedy
	Title:	Authorized Signatory

[Signature Page to Merger Agreement]

ANNEX I

Notwithstanding any other provision of the Offer, Merger Subsidiary shall not be required to, and Parent shall not be required to cause Merger Subsidiary to, accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1 promulgated under the 1934 Act, pay for any Shares pursuant to the Offer, if:

(a)                                 the Agreement shall have been terminated in accordance with its terms;

(b)                                 immediately prior to the expiration of the Offer (as it may be extended from time to time pursuant to this Agreement):

(i)                                     there shall not have been validly tendered and not validly withdrawn in accordance with the terms of the Offer (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) a number of Shares that, together with the Shares then owned by Parent and its Subsidiaries, represents at least a majority of the Shares (the condition set forth in this clause (b)(i), the “Minimum Condition”); or

(ii)                                  any applicable waiting period applicable to the Offer or the Merger under the HSR Act shall not have expired or shall not have been terminated (or any such waiting period shall have terminated or expired, or any such notice or approval shall have been obtained, subject to or conditioned on the imposition of a Burdensome Condition); or

(c)                                  immediately prior to the expiration of the Offer (as it may be extended from time to time pursuant to this Agreement):

(i)                                     there shall be instituted or pending any action or proceeding by any Governmental Authority in a jurisdiction in which the Company or any of its Subsidiaries or Parent Holdco or any of its Subsidiaries have meaningful operations (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Subsidiary or the consummation of the Merger, (B) seeking to impose any limitation on the ownership of the capital stock by Parent or any of its Affiliates or (C) seeking to compel Parent, the Surviving Corporation or the Company or any of their respective Affiliates take or accept any Burdensome Condition;

(ii)                                  there shall have been any action taken, or any Applicable Law shall have been enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any Governmental Authority in a

jurisdiction in which the Company or any of its Subsidiaries or Parent Holdco or any of its Subsidiaries have meaningful operations (other than the application of the waiting period provisions of the HSR Act or any other Competition Law to the Offer or the Merger) the effect of which is to have any of the consequences referred to in paragraph (c)(i) above;

(iii)                               (A) the representations and warranties of the Company contained in the second sentence of Section 5.05(a) or in Section 5.05(b) shall not be true and correct except for inaccuracies that would not result in an increase of 1 percent or more in the total consideration payable pursuant to Article 2 or Article 3, (B) any of the representations and warranties of the Company contained in any of Sections 5.01, 5.02, 5.22, 5.23, or 5.24 that are qualified as to materiality or Company Material Adverse Effect shall not be true and correct in all respects and any such representations and warranties that are not so qualified shall not be true and correct in all material respects, (C) the representations and warranties of the Company contained in Section 5.10(a)(ii) shall not be true and correct in all respects or (D) any of the other representations and warranties of the Company contained in this Agreement or in any certificate delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall not be true and correct with, in the case of this clause (D) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of each of clauses (A) through (D), as of the date of the Agreement and at and as of immediately prior to the expiration of the Offer as if made at and as of such times (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time);

(iv)                              the Company shall have failed to perform in all material respects its covenants and agreements under this Agreement required to be performed prior to the expiration of the Offer prior to such time and such failure to preform shall not have been cured;

(v)                                 there shall have occurred any event, occurrence, revelation or development of a state of circumstances or facts since the date hereof which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(vi)                              Parent and Merger Subsidiary shall not have received a certificate executed by an authorized executive officer of the Company dated as of the date on which the Offer expires certifying that the Offer Conditions specified in paragraphs (c)(iii), (c)(iv) and (c)(v) shall have been satisfied;

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Subsidiary to extend, terminate and/or modify the Offer pursuant to the terms of the Agreement.  Subject to the terms and conditions of this Agreement, the foregoing Offer Conditions are for the sole benefit of Parent and Merger Subsidiary, may be asserted by Parent or Merger Subsidiary regardless of the circumstances (including any action or inaction by Parent or Merger Subsidiary) and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Merger Subsidiary, in whole or in part, at any time, at the sole discretion of Parent or Merger Subsidiary.